EXECUTION COPY

02037714

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
MAY 2 9 2002
1086

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: May, 2002 Commission File Number: 001-31316

THE BANK OF NOVA SCOTIA
(Name of registrant)

44 King Street West, 8th Floor, Scotia Plaza, Toronto, Ontario, M5H 1H1

416-866-6967

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___ Form 40-F _X_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No _X_

If "Yes" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PROCESSED
JUN 1 2 2002
THOMSON
FINANCIAL

Exhibit Index begins on page 3.

3c

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BANK OF NOVA SCOTIA

Date: May 28, 2002

By: ______________________

Name: Eugene Rovas
Title: Senior Vice-President and Chief Accountant

EXHIBIT INDEX

EXHIBIT 1

Scotiabank to list on the New York Stock Exchange

TORONTO, Canada, May 22, 2002 – The Bank of Nova Scotia (TSX: BNS) announced today that it has been approved for listing on the New York Stock Exchange (NYSE) and that its common shares are expected to begin trading on NYSE on Friday, June 7, 2002 under the ticker symbol "BNS". To celebrate the listing, Scotiabank Chairman and CEO Peter Godsoe will ring the opening bell on that date.

"We are delighted that Scotiabank has been accepted for listing on NYSE, undoubtedly one of the world's most prestigious stock exchanges. Today's approval marks the next step in our continued growth and evolution as a global financial services institution – and Canada's most international bank," said Scotiabank Chairman and CEO, Peter Godsoe.

"We are honored to welcome Scotiabank to the New York Stock Exchange," said Dick Grasso, NYSE Chairman and Chief Executive Officer. "As one of North America's premier financial institutions with operations in 50 countries around the globe, Scotiabank is taking its well earned place among the world's leading companies."

Scotiabank's common shares will continue to trade on the Toronto Stock Exchange and the London Stock Exchange.

Scotiabank is one of North America's premier financial institutions, with more than $294 billion in assets and approximately 51,000 employees worldwide, including affiliates. It is also Canada's most international bank with more than 2,000 branches and offices in 50 countries. Scotiabank is on the World Wide Web at www.scotiabank.com.

Ends

For more information:
Pam Agnew, Scotiabank Public Affairs, (416) 866-7238

EXHIBIT 2

Attention Business Editors:

Scotiabank announces redemption of debentures

TORONTO, May 24 – Scotiabank today announced its intention to redeem on July 15, 2002 all of the US$500 million 6.50 per cent Debentures due 2007 issued through its New York Agency at par plus accrued and unpaid interest. Formal notice will be delivered to the debenture holders in accordance with the debenture conditions.

The redemption is part of the Bank's ongoing management of its Tier 2 capital.

Scotiabank is one of North America's premier financial institutions, with more than C$294 billion in assets and approximately 51,000 employees worldwide, including affiliates. It is also Canada's most international bank with more than 2,000 branches and offices in 50 countries. Scotiabank is on the World Wide Web at www.scotiabank.com.

ENDS

For further information: Michael Lomas, Capital and Mid Term Funding,
Scotiabank, (416) 866-5734, michael_lomas@scotiacapital.com

EXHIBIT 3

News release via Canada NewsWire, Toronto 416-863-9350 -ME-

Attention Business Editors:
^**Scotiabank announces dividend on common shares@**

TORONTO, May 28 /CNW/ - Scotiabank today announced a dividend of 37 cents per common share for the quarter ending July 31, 2002, payable on July 29, 2002, to shareholders of record at the close of business on July 2, 2002.

The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending July 31, 2002, payable on July 29, 2002, to shareholders of record at the close of business on July 2, 2002:

-	Series	6,	Dividend No. 38	of	$0.446875	per share;
-	Series	7,	Dividend No. 31	of	$0.44375	per share;
-	Series	8,	Dividend No. 29	of	$0.4375	per share;
-	Series	9,	Dividend No. 28	of	$0.421875	per share;
-	Series	11,	Dividend No. 19	of	$0.375	per share;
-	Series	12,	Dividend No. 16	of	$0.328125	per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank's Shareholder Dividend and Share Purchase Plan.

%SEDAR: 00001289E

-0- 05/28/2002

/For further information: Sabi Marwah, Senior Executive Vice-President & Chief Financial Officer, (416) 866-6808; Neil Trotter, Scotiabank Public Affairs, (416) 866-3708/

(BNS.)

CO: Scotiabank
ST: Ontario
IN: FIN
SU:

-30-

EXHIBIT 4

c9375

r f BC-Scotiabank-Q2-results 05-26 0000
News release via Canada NewsWire, Toronto 416-863-9350 -ME-

Attention Business/Financial Editors:
Scotiabank reports strong earnings for second quarter

Second quarter highlights compared to the same period a year ago
- Net income of $598 million, up $59 million or 11%
- Earnings per share (diluted) of $1.11, up 10% from $1.01
- ROE 18.3%, up from 17.9%
- Productivity ratio of 54.3%, compared to 53.7%
- Tier 1 capital ratio rose to 9.9%, up 90 basis points

TORONTO, May 28 /CNW/ - Scotiabank reported strong earnings in the second quarter of 2002 with net income of $598 million, 11% higher than the same period a year ago. Earnings per share (diluted) were $1.11, an increase of 10% over the second quarter in 2001. Return on equity was 18.3% in the second quarter, up from the 17.9% recorded last year.

For the six-month period ended April 30, 2002, net income was $650 million, down $399 million, compared to the same period last year. Earnings per share (diluted) were $1.16, versus $1.96, and return on equity was 9.4% compared to 17.4% in 2001. Excluding charges(1) of $540 million (after tax) in the first quarter related to Argentina, net income for the six-month period was $1,190 million, up from $1,049 million. Earnings per share (diluted) were $2.21 compared with $1.96 and ROE was 17.5% versus 17.4%.

"The quarter was marked by double-digit increases in both net income and earnings per share. This growth was attributable to our first-rate execution and an unwavering focus on customer satisfaction," said Peter Godsoe, Chairman and CEO.

"Despite our solid results, we currently face two major challenges. The first is the unprecedented and tragic situation in Argentina. We are only too aware of the extremely difficult personal situations Argentines, including Scotiabank Quilmes employees, are facing. Quilmes continues to work cooperatively with the Argentine authorities to explore all options in order to safeguard the interests of depositors, creditors and employees."

"The second challenge -- faced by the entire banking industry -- relates to the uneven credit conditions in certain sectors created by the economic slowdown. In response, we are continuing to manage our credit portfolios very closely."

(1) Refer to details of charges related to Argentina, see below.

<<

Financial Highlights

(Unaudited)	April 30 2002	January 31 2002 As Reported	January 31 2002 Excluding charges for Argentina(1)	April 30 2001
		As at and for the three months ended		
Operating results ($ millions)				
Net interest income (TEB(2))	1,712	1,796	1,796	1,584
Total revenue (TEB(2))	2,770	2,665	2,772	2,598
Provision for credit losses	350	850	350	350
Non-interest expenses	1,505	1,512	1,512	1,394
Net income	598	52	592	539

Operating measures (%)				
Return on equity	18.3(3)	0.8	17.3	17.9
Productivity ratio	54.3	56.7	-	53.7
Balance sheet information ($ millions)				
Loans and acceptances	191,407	187,666	-	184,682
Total assets	297,137	294,508	-	274,944
Deposits	195,350	194,472	-	181,188
Common shareholders' equity	13,028	12,593	-	11,932
Assets under administration ($ billions)	150	147	-	159
Assets under management ($ billions)	21	21	-	18
Balance sheet measures				
Tier 1 capital ($ millions)	16,308	15,129	-	14,383
Total capital ($ millions)	21,967	20,802	-	20,011
Risk-adjusted assets ($ millions)	164,538	164,194	-	160,237
Tier 1 capital ratio (%)	9.9	9.2	-	9.0
Total capital ratio (%)	13.4	12.7	-	12.5
Specific provision for credit losses as a % of average loans and acceptances	0.74	1.77	0.73	0.55
Common share information				
Per share ($)				
Basic earnings	1.13	0.05	1.12	1.02
Diluted earnings	1.11	0.05	1.10	1.01
Dividends	0.37	0.34	-	0.31
Book value	25.78	25.00	-	23.85
Share price ($)				
High	55.88	50.74	-	47.85
Low	45.20	44.05	-	37.30
Close	53.95	48.59	-	38.05
Shares outstanding (thousands)				
Average (Basic)	504,338	504,306	-	499,826
Average (Diluted)	513,342	513,221	-	507,847
End of period	505,267	503,701	-	500,366
Market capitalization ($ billions)	27.3	24.5	-	19.0
Valuation measures				
Dividend yield (%)	2.9	2.9	-	2.9
Market value to book value multiple	2.1	1.9	-	1.6
Price to earnings multiple (trailing 4 quarters)	16.3	15.2	11.4	9.5

Financial Highlights

	For the six months ended	
(Unaudited)	April 30 2002	April 30 2001

	As Reported	Excluding charges for Argentina(1)	
Operating results ($ millions)			
Net interest income (TEB(2))	3,508	3,508	3,007
Total revenue (TEB(2))	5,435	5,542	5,035
Provision for credit losses	1,200	700	750
Non-interest expenses	3,017	3,017	2,654
Net income	650	1,190	1,049
Operating measures (%)			
Return on equity	9.4	17.5	17.4
Productivity ratio	55.5	-	52.7
Balance sheet information ($ millions)			
Loans and acceptances			
Total assets			
Deposits			
Common shareholders' equity			
Assets under administration ($ billions)			
Assets under management ($ billions)			
Balance sheet measures			
Tier 1 capital ($ millions)			
Total capital ($ millions)			
Risk-adjusted assets ($ millions)			
Tier 1 capital ratio (%)			
Total capital ratio (%)			
Specific provision for credit losses as a % of average loans and acceptances	1.27	0.74	0.73
Common share information			
Per share ($)			
Basic earnings	1.18	2.25	1.99
Diluted earnings	1.16	2.21	1.96
Dividends	0.71	-	0.59
Book value			
Share price ($)			
High	55.88	-	47.85
Low	44.05	-	37.30
Close			
Shares outstanding (thousands)			
Average (Basic)	504,322	-	499,112
Average (Diluted)	513,280	-	507,338
End of period			
Market capitalization ($ billions)			
Valuation measures			
Dividend yield (%)	2.8	-	2.8
Market value to book value multiple			
Price to earnings			

multiple (trailing 4 quarters)

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1) Refer to details of charges related to Argentina, and discussion of earnings measures excluding the Argentine charges, see below.
(2) Tax-equivalent basis.
(3) Excluding the effect on equity of the Q1, 2002 charges related to Argentina, the ROE was 17.6%.

Management's Discussion and Analysis

Review of Operating Performance

Revenues

The Bank achieved revenue growth of 7%, compared to the same quarter of last year, driven by its broad business line and geographic diversification.

Net interest income

Net interest income (on a tax-equivalent basis) was $1,712 million this quarter, a solid increase of 8% or $128 million from the second quarter last year. However, there was a decline of $84 million from last quarter, due to three fewer days in the quarter and a decrease in Scotiabank Quilmes, due to the devaluation of the Argentine peso.

Canadian currency interest profits rose to $771 million from $753 million in the same quarter a year ago, as a result of continued growth in consumer lending, especially mortgages and ScotiaLine VISA. These gains were partially offset by a narrowing of the interest rate spread between floating rate assets and non-interest rate sensitive deposits.

Foreign currency interest profits increased to $804 million, up 12% over the prior year. This was mainly due to growth in the Caribbean and Inverlat, and a widening of spreads from lower U.S. dollar funding costs. These were offset in part by a decrease in interest income from Scotiabank Quilmes following the devaluation in Argentina.

The Bank's overall interest margin in the second quarter was 2.34%, unchanged from the same quarter a year ago, and slightly down from 2.41% last quarter.

Other income

Other income in the second quarter rose to $1,058 million, from $1,014 million in the same quarter a year ago, with strength in several areas. Deposit and payment fees increased due to higher credit card revenues. Investment Banking had a strong quarter with revenues just below the high levels achieved in the same quarter last year. Similarly, gains on investment securities in the quarter were fairly sizeable at $102 million, near the record levels recorded last year. Securitization revenues were below last year's, following the decline in securitized assets. This quarter also included $16 million of interest related to the settlement of a prior year tax claim.

Other income rose $189 million quarter over quarter, primarily reflecting higher gains on investment securities. As well, last quarter included charges of $107 million for Argentina.

Expenses

Non-interest expenses remain well controlled. Operating expenses were $1,505 million for the quarter, up $111 million from last year. The main factor was an increase in performance-related compensation of $95 million, primarily from appreciation in the Bank's share price. Another element was higher computer-related expenditures from ongoing investments in technology. Partially offsetting were lower expenses in Scotiabank Quilmes, following the devaluation of the Argentine peso. Compared to last quarter, there was a modest decline in expenses of $7 million. The Bank's productivity ratio -- non-interest expenses as a percentage of total revenues -- continues to lead the industry at 54.3% for the quarter.

In the second quarter, the Bank recorded a $21 million reduction to income tax expense related to the settlement of a prior year claim. The Bank's effective tax rate was 24.5% this quarter, in line with the 25.2% last quarter (adjusted for the Argentine charges).

Argentina

Argentina continues to suffer through an economic and political crisis that has resulted in significant negative consequences to the economy, including the financial sector. In late April, Argentine authorities temporarily suspended the operations of Scotiabank Quilmes following the Argentine Central Bank's decision not to provide additional liquidity to Quilmes.

In the second quarter of 2002, on a consolidated basis, these operations had minimal impact on the Bank's net income. This compares to charges of $540 million (after-tax) recorded last quarter. As well, the 47% devaluation of the Argentine peso resulted in a quarter-over-quarter decline in Scotiabank Quilmes's assets of $1 billion to $1.8 billion. We believe that the provisions established to date are adequate to cover probable losses. Given the uncertain economic and financial environment, we continue to monitor the situation carefully.

Credit quality

Provisions for credit losses were $350 million -- the same level as last quarter (excluding the $500 million established for Argentine risk). The Bank's portfolios in the retail, commercial and international sectors (excluding Argentina) remain in excellent or stable condition. In Scotia Capital, given the difficult credit conditions in some sectors, provisions remained at the same level as last quarter. This result was achieved despite the rapid deterioration in one large telecommunications account. Looking forward, we expect that the total provisions for credit losses will decline from the levels recorded in the first half of the year (excluding Argentina).

In the quarter, net impaired loans (NILs), after deducting the allowance for credit losses, declined substantially to $515 million, down from $696 million last year and $670 million last quarter. The Argentine NILs fell over 30% during this quarter, mainly due to the further devaluation of the Argentine peso. Excluding Argentina, other NILs fell slightly during this quarter by $12 million to $183 million.

Balance sheet

As at April 30, 2002, total assets were $297 billion, up $22 billion and $3 billion, respectively, as compared to last year and January 31, 2002. The year-over-year growth was attributable to increases of $8 billion in personal lending, principally comprised of domestic residential mortgages and ScotiaLine VISA; $8 billion in trading securities from growth in certain trading businesses; and $4 billion in the investment portfolio, primarily government bonds and treasury bills to take advantage of declining interest rates. These were partially offset by a $2 billion decline following the devaluation of the Argentine peso.

Growth of $14 billion in business and government deposits, along with $1 billion in personal deposits contributed to the year-over-year increase in liabilities. The former arose across all major geographic areas, while personal deposits in Canada benefited from gains in the Bank's Money Master High Interest Savings Account, launched last quarter.

After realizing $102 million of gains this quarter, the Bank's investment securities portfolio continued to have a fairly sizeable surplus of market value over book value of $565 million as at April 30, 2002 (compared to $732 million as at January 31, 2002).

Capital

The Bank's capital ratios continue to be the strongest of the major Canadian banks, with a Tier 1 capital ratio of 9.9%. During the quarter, the Bank further strengthened its capital base through substantial internal capital generation and the issue of $750 million of Scotiabank -- Trust Securities ("Scotia BaTS II"). The Scotia BaTS II will be used partially to finance $500 million of redemptions of preferred shares, which mature later this fiscal year.

In the second quarter, total shareholders' equity grew by $435 million to $14.8 billion. As a result, the Bank's Tier 1 capital ratio rose to 9.9%, representing significant growth of 90 basis points from last year and 70 basis points above the prior quarter. The Bank's total capital ratio was 13.4% compared to 12.5% last year and 12.7% in the previous quarter.

Dividend

The Board of Directors, at its meeting on May 28, 2002, approved a quarterly dividend of 37 cents per common share, payable on July 29, 2002, to shareholders of record as of July 2, 2002.

Outlook

Signs of a global economic revival are increasingly evident. Industrial production and trade performance have begun to strengthen in most of the Bank's major markets. Both Canada and the U.S. recorded a solid economic rebound during the quarter after more than a year of soft economic conditions.

Canada is expected to be a G7 growth leader over the balance of 2002 and into next year. The revival in the United States will be a key driver of the economic rebound for Canada and Mexico, given the U.S. market's importance to its NAFTA partners. Stronger U.S. activity should also underpin a broad-based global recovery in 2003.

Inflation and interest rates in Canada and other key markets for the Bank are expected to remain quite low by historical standards, but some upward rate pressure will continue to develop as global activity recovers its momentum.

The diversification of the Bank's earnings, along with the more favourable economic outlook that is starting to emerge, combine to make us confident that we will continue to produce solid results over the balance of 2002. Excluding the impact of the charges related to Argentina last quarter, we expect to achieve our key performance targets.

Business Line Results

Domestic Banking

Domestic Banking, which includes wealth management, reported net income of $254 million for the second quarter, a substantial growth of 14% from last year. These strong earnings represented 42% of the Bank's total net income. Quarter over quarter, earnings fell $25 million, primarily due to three fewer days in the second quarter.

Net interest income rose $65 million mainly from a wider retail margin and strong asset growth, particularly in residential mortgages and ScotiaLine VISA.

Other income was up $14 million or 4% year over year, from higher retail, commercial and mutual fund revenues, partly offset by a decline in retail brokerage fees reflecting the slower trading environment. The $10 million decrease from the prior quarter was mainly because of seasonally lower credit card revenues.

Credit quality remained strong in both the Bank's retail and commercial lending portfolios.

Expenses continued to be closely managed and were up less than 2% from last year given the ongoing initiatives to realize efficiencies in the domestic network.

Other highlights for the quarter:

- We continue to offer innovative product solutions to help our customers become better off financially:

- Cut Your Closing Costs(TM) Mortgage -- The Scotia Home Closing Service takes care of all of the details, such as looking after the legal registration and fees, land transfer tax, and other closing costs.
- Ultimate Variable Rate Mortgage -- a unique three-year term variable rate mortgage, designed to give customers all the advantages of a floating rate mortgage with the security of a rate cap.
- Money Master High Interest Savings Account -- We have seen exceptional growth in savings balances since its launch last November. Over 45,000 Canadians have opened an account and are earning one of the highest interest rates for liquid savings in the market.

- Mutual fund performance continues to be strong. As of March 31, 25 of Scotia Mutual funds were ranked in the 1st or 2nd quartile based on 1-year returns.

- ScotiaMcLeod continued to build its fee-based investment programs with the recent addition of Frank Russell's Sovereign and LifePoints programs. With total assets of more than $175 million during the first six months, Sovereign is ScotiaMcLeod's most successful product launch to date.

- We entered into a new lending referral program with General Electric Company of Canada and Montcap Financial Corporation. This joint-referral program will enable us to provide commercial customers with alternate sources of asset-based financing.

- An independent survey of Canadian commercial business showed that Scotiabank is a leader in customer satisfaction among the major banks. This leadership is also evident in terms of loyalty and value perceptions. As well, we rank highly on customer service delivery by account managers.

Scotia Capital

Scotia Capital reported total revenue of $734 million this quarter, up 7% from last year. However, earnings declined to $120 million due to higher loan loss provisions.

Global Trading revenue rose 23% year over year, driven by strong contributions from the money market, derivative and foreign exchange businesses. As well, underwriting fees reached near-record levels in the quarter.

While provisions for credit losses were about the same level as last quarter, they rose by $116 million over the prior year. Credit conditions in some sectors remained difficult, and this quarter a sizeable provision was established following the rapid deterioration in one telecommunications account.

Operating expenses rose year over year because of higher compensation based on the strong performance of the capital markets group and the appreciation of the Bank's share price.

Other highlights for the quarter:

- We were ranked No. 2 in syndicated lending in Canada for the first six months of the fiscal year by Dealogic.

- Scotia Capital acted as the sole lead manager for the Daimler Chrysler Canada Finance Inc. $600 million medium-term note (MTN), the largest single-tranche MTN issue in Canada this year.

- We acted as the administrative agent and co-lead on an USD$800 million renewal of McCain Foods Limited's corporate lending facilities. As well, Scotia Capital was the lead dealer for the inaugural McCain Finance Canada Limited commercial paper issue.

- During the quarter, Scotia Capital led a number of transactions in the burgeoning income trust market. Highlights include a $245 million secondary offering for Koch Pipelines Canada, L.P. units, and a $151 million IPO for Livingston International Income Fund.

International Banking

International Banking earned $150 million this quarter, compared to a net loss of $365 million last quarter, which included charges of $540 million (after tax) related to Argentina.

Year over year, net income rose slightly. The Caribbean operations provided the largest contribution to divisional earnings with growth of 15% from last year, as assets were up a strong 14%. Asia also showed good revenue growth of 10% as assets increased by $1 billion, offset by higher loan loss provisions, which returned to more normal levels.

In Latin America, Inverlat's earnings continued their upward momentum, with Scotiabank's share rising 47% from last year to $25 million in the second quarter. Contributions from other areas were impacted by lower securities gains, the timing of payments on Brady bonds and lower earnings related to Argentina.

Highlights for the quarter included:

- To support growth in the Caribbean and Central America, we continued to upgrade our technology, implementing a sophisticated loan processing system in our automotive finance centres. We also refined our credit and adjudication policies to enhance risk assessment for retail lending products.

- In Mexico, Scotiabank Inverlat generated growth in areas such as loan syndications and foreign exchange. The corporate and investment banking areas were merged into Scotiabank Inverlat Capital Markets to provide a fully integrated suite of services to corporate customers.

- Scotiabank Inverlat also launched new products and services such as the Scotia en Linea Empresarial (Scotia Online for Business) and Proyecto Novios, which provides incentives to save for automobile or home purchases, and to qualify for auto loan and mortgage financing, two of Inverlat's key consumer lending products.

- Inverlat introduced the Office of the Ombudsman, a first in the Mexican banking market, demonstrating Inverlat's commitment to being the foremost Mexican bank for customer service.

Other

Other segments earned $74 million this quarter, reflecting a significant contribution from Group Treasury following large gains on the sale of investment securities. As well, this quarter included $31 million (after tax) related to a prior year tax settlement. Last year, there was a loss of $25 million, as $100 million was added to the general provision for credit losses in the second quarter.

Other Initiatives

Electronic commerce

We began piloting two new online services. In March, we were the first of four participating banks to launch e-mail funds transfer, which allows customers of Canadian financial institutions to send and receive funds using software developed by CertaPay. In April, we introduced "View My Bills", a bill presentment service offered by BCE to allow customers to view and pay their bills.

We are also improving customer service, allowing retail clients to apply for selected credit cards by phone and receive real-time approval. A similar process is also available to small business customers applying for POS/VISA merchant service.

Employees

We continue to use technology to provide timely and consistent delivery of human resources services. In Q2, Scotiabank launched online enrollment for its flexible benefits program. Some 75% of employees making a change to their benefit selection chose to enroll online this year.

As well, we are using technology to reach prospective employees. A career information Web site, www.whatsinitforme.ca, was recognized as Best College Collateral Package by the Employment Management Association. During the first eight months, the site recorded 18,000 visits.

Community involvement

Scotiabank published its first public accountability statement in March, 2002. The 40-page booklet, available from the Public & Corporate Affairs Department or on our Web site, provides detailed information on Scotiabank's social responsibilities.

We continued to host numerous events on behalf of community organizations, such as the "Circle for 2015", which recognized the contribution of Aboriginal people to the Canadian economy.

Some other noteworthy support of charitable causes:

- All commissions generated from institutional equity trades made through Scotia Capital on Feb. 28 -- $836,521 -- were donated to the Invest in Kids Foundation, dedicated to ensuring the healthy development of children aged five and under.

- Scotiabank donated $300,000 and launched a National Pink Ribbon Campaign in March to support the third World Conference on Breast Cancer.

- The Scotiabank Jamaica Foundation supported the renovation of the Family Life Ministries headquarters, and construction of a new block of three classrooms at Edith Dalton James High School in Kingston.

Milestones

Scotiabank's President, Bruce Birmingham, retired at the end of March after more than 30 years of outstanding service. He will remain a director of Scotiabank, as well as chairman of two major international subsidiaries. His leadership has been instrumental in driving the significant growth the Bank has achieved over the past three decades. We thank Mr. Birmingham for his tremendous contribution to the success of Scotiabank.

Business Line Highlights

Domestic Banking

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income	$ 828	$ 857	$ 763	$ 1,685	$ 1,519
Provision for credit					

losses	(72)	(70)	(67)	(142)	(137)
Other income	381	391	367	772	768
Non-interest expenses	(737)	(746)	(725)	(1,483)	(1,453)
Provision for income taxes	(146)	(153)	(115)	(299)	(241)
Net income	$ 254	$ 279	$ 223	$ 533	$ 456
Average assets ($ billions)	$ 92	$ 90	$ 90	$ 91	$ 89
Return on equity	30.3%	32.9%	27.0%	31.6%	27.0%

Scotia Capital

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income	$ 430	$ 437	$ 370	$ 867	$ 743
Provision for credit losses	(269)	(260)	(153)	(529)	(445)
Other income	304	323	318	627	622
Non-interest expenses	(275)	(263)	(241)	(538)	(462)
Provision for income taxes	(70)	(91)	(102)	(161)	(146)
Net income	$ 120	$ 146	$ 192	$ 266	$ 312
Average assets ($ billions)	$ 124	$ 120	$ 117	$ 123	$ 115
Return on equity	9.1%	10.6%	14.6%	9.9%	11.5%

International Banking

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income	$ 553	$ 594	$ 537	$ 1,147	$ 905
Provision for credit losses	(14)	(525)	(43)	(539)	(93)
Other income	190	93	190	283	326
Non-interest expenses	(489)	(510)	(427)	(999)	(710)

Provision for income taxes	(57)	17	(82)	(40)	(124)
Non-controlling interest in net income of subsidiaries	(33)	(34)	(26)	(67)	(40)
Net income	$ 150	$ (365)(1)	$ 149	$ (215)(1)	$ 264
Average assets ($ billions)	$ 60	$ 60	$ 51	$ 60	$ 42
Return on equity	18.9%	(47.0)%(1)	23.0%	(14.7)%(1)	21.1%

(1) Excluding charges of $540 (after tax) related to Argentina, earnings for the three months ended January 31, 2002, were $175, (for the six months ended April 30, 2002, $325) and return on equity for the three months ended January 31, 2002, was 21.4% (for the six months ended April 30, 2002, 19.8%).

Other(1)

(Unaudited) ($ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income(2)	$ (166)	$ (154)	$ (135)	$ (320)	$ (263)
Provision for credit losses	5	5	(87)	10	(75)
Other income	183	62	139	245	312
Non-interest expenses	(4)	7	(1)	3	(29)
Provision for income taxes(2)	65	81	67	146	90
Non-controlling interest in net income of subsidiaries	(9)	(9)	(8)	(18)	(18)
Net income	$ 74	$ (8)	$ (25)	$ 66	$ 17
Average assets ($ billions)	$ 24	$ 26	$ 20	$ 24	$ 20

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2002 ($67), January 31, 2002 ($62) and April 30, 2001 ($49), and for the six months ended April 30, 2002 ($129) and April 30, 2001 ($103).

Total

For the three   For the six

(Unaudited) ($ millions)	April 30 2002 (months ended)	January 31 2002	April 30 2001	April 30 2002 (months ended)	April 30 2001
Net interest income	$ 1,645	$ 1,734	$ 1,535	$ 3,379	$ 2,904
Provision for credit losses	(350)	(850)	(350)	(1,200)	(750)
Other income	1,058	869	1,014	1,927	2,028
Non-interest expenses	(1,505)	(1,512)	(1,394)	(3,017)	(2,654)
Provision for income taxes	(208)	(146)	(232)	(354)	(421)
Non-controlling interest in net income of subsidiaries	(42)	(43)	(34)	(85)	(58)
Net income	$ 598	$ 52	$ 539	$ 650	$ 1,049
Average assets ($ billions)	$ 300	$ 296	$ 278	$ 298	$ 266
Return on equity	18.3%	0.8%	17.9%	9.4%	17.4%

Geographic Highlights

	For the three months ended			For the six months ended	
(Unaudited)	April 30 2002	January 31 2002	April 30 2001	April 30 2002	April 30 2001
Net income ($ millions)					
Canada	$ 424	$ 435	$ 357	$ 859	$ 725
United States	(24)	(53)	74	(77)	84
Other international	200	(294)	189	(94)	351
Corporate adjustments	(2)	(36)	(81)	(38)	(111)
	$ 598	$ 52	$ 539	$ 650	$ 1,049
Average assets ($ billions)					
Canada	$ 162	$ 161	$ 151	$ 161	$ 150
United States	47	44	46	46	45
Other international	85	84	76	85	66
Corporate adjustments	6	7	5	6	5
	$ 300	$ 296	$ 278	$ 298	$ 266

Interim Consolidated Financial Statements

Consolidated Statement of Income

	For the three months ended	For the six months ended

(Unaudited) ($ millions except per share amounts)	April 30 2002	January 31 2002	April 30 2001	April 30 2002	April 30 2001
Interest income					
Loans	$ 2,505	$ 2,765	$ 3,403	$ 5,270	$ 6,730
Securities	739	795	762	1,534	1,387
Deposits with banks	139	162	252	301	498
	3,383	3,722	4,417	7,105	8,615
Interest expense					
Deposits	1,284	1,530	2,202	2,814	4,445
Subordinated debentures	49	52	80	101	166
Other	405	406	600	811	1,100
	1,738	1,988	2,882	3,726	5,711
Net interest income	1,645	1,734	1,535	3,379	2,904
Provision for credit losses	350	850	350	1,200	750
Net interest income after provision for credit losses	1,295	884	1,185	2,179	2,154
Other income					
Deposit, payment and card services	199	215	184	414	354
Investment, brokerage and trust services	172	160	170	332	324
Credit fees	163	166	152	329	323
Investment banking	263	290	266	553	530
Net gain (loss) on investment securities	102	(12)	109	90	182
Securitization revenues	25	37	49	62	131
Other	134	13	84	147	184
	1,058	869	1,014	1,927	2,028
Net interest and other income	2,353	1,753	2,199	4,106	4,182
Non-interest expenses					
Salaries and staff benefits	880	874	772	1,754	1,504
Premises and technology	298	295	290	593	551
Communications and marketing	126	123	130	245	230
Other	201	220	202	425	369
	1,505	1,512	1,394	3,017	2,654
Income before the undernoted	848	241	805	1,089	1,528
Provision for income taxes	208	146	232	354	421
Non-controlling interest					

in net income of subsidiaries	42	43	34	85	58
Net income	$ 598	$ 52	$ 539	$ 650	$ 1,049
Preferred dividends paid	$ 27	$ 27	$ 27	$ 54	$ 54
Net income available to common shareholders	$ 571	$ 25	$ 512	$ 596	$ 995
Average number of common shares outstanding (thousands)					
Basic	504,338	504,306	499,826	504,322	499,112
Diluted	513,342	513,221	507,847	513,280	507,338
Net income per common share					
Basic	$ 1.13	$ 0.05	$ 1.02	$ 1.18	$ 1.99
Diluted	$ 1.11	$ 0.05	$ 1.01	$ 1.16	$ 1.96

Consolidated Balance Sheet

	As at			
(Unaudited)) ($ millions)	April 30 2002	January 31 2002	October 31 2001	April 30 2001
Assets				
Cash resources				
Cash and non-interest-bearing deposits with banks	$ 1,393	$ 1,480	$ 1,535	$ 1,339
Interest-bearing deposits with banks	17,352	18,323	16,897	16,836
Precious metals	2,106	1,741	1,728	1,106
	20,851	21,544	20,160	19,281
Securities				
Investment	25,484	27,111	25,450	21,796
Trading	35,741	33,757	27,834	27,702
	61,225	60,868	53,284	49,498
Loans				
Residential mortgages	54,995	53,591	52,592	50,743
Personal and credit cards	21,187	20,547	20,116	17,845
Business and governments	80,854	78,446	79,461	80,208
Assets purchased under resale agreements	30,481	31,329	27,499	30,150
	187,517	183,913	179,668	178,946
Allowance for credit losses	4,427	4,925	4,236	4,058
	183,090	178,988	175,432	174,888

Other				
Customers' liability under acceptances	8,317	8,678	9,301	9,794
Land, buildings and equipment, net	2,158	2,253	2,325	1,927
Trading derivatives' market valuation	12,553	12,970	15,886	10,173
Goodwill	360	340	400	349
Other intangibles	320	327	334	329
Other assets	8,263	8,540	7,303	8,705
	31,971	33,108	35,549	31,277
	$297,137	$294,508	$284,425	$274,944
Liabilities and Shareholders' Equity				
Deposits				
Personal	$ 76,146	$ 76,008	$ 75,573	$ 75,102
Business and governments	93,440	90,479	80,810	79,921
Banks	25,764	27,985	29,812	26,165
	195,350	194,472	186,195	181,188
Other				
Acceptances	8,317	8,678	9,301	9,794
Obligations related to assets sold under repurchase agreements	34,324	34,754	30,627	33,583
Obligations related to securities sold short	8,615	7,527	6,442	5,796
Trading derivatives' market valuation	12,547	12,991	15,453	10,052
Other liabilities	16,346	15,625	15,369	14,475
Non-controlling interest in subsidiaries	1,865	1,101	1,086	1,025
	82,014	80,676	78,278	74,725
Subordinated debentures	4,970	4,992	5,344	5,324
Shareholders' Equity				
Preferred shares	1,775	1,775	1,775	1,775
Common shares	2,991	2,943	2,920	2,829
Retained earnings	10,037	9,650	9,913	9,103
	14,803	14,368	14,608	13,707
	$297,137	$294,508	$284,425	$274,944

Consolidated Statement of Changes in Shareholders' Equity

	For the six months ended	
	April 30	April 30

(Unaudited) ($ millions)	2002	2001
Preferred shares		
Bank	$ 1,525	$ 1,525
Scotia Mortgage Investment Corporation	250	250
Total preferred shares	1,775	1,775
Common shares		
Balance at beginning of period	2,920	2,765
Issued	79	64
Repurchased for cancellation	(8)	-
Balance at end of period	2,991	2,829
Retained earnings		
Balance at beginning of period	9,913	8,435
Cumulative effect of adoption of new accounting standards	(76)(1)	(39)
	9,837	8,396
Net income	650	1,049
Dividends: Preferred	(54)	(54)
Common	(358)	(295)
Net unrealized foreign exchange gains and losses, and other	18	7
Premium over book value on common shares repurchased for cancellation	(56)	-
Balance at end of period	10,037	9,103
Shareholders' equity at end of period	$ 14,803	$ 13,707

(1) Refer to Note 1, see below.

Condensed Consolidated Statement of Cash Flows

Sources and (uses) of cash flows (Unaudited) ($ millions)	For the three months ended April 30 2002	For the three months ended April 30 2001	For the six months ended April 30 2002	For the six months ended April 30 2001
Cash flows from operating activities				
Net income	$ 598	$ 539	$ 650	$ 1,049
Adjustments to net income to determine net cash flows	289	407	1,223	897
Trading securities	(2,235)	(1,358)	(8,087)	(2,827)
Trading derivatives' market valuation, net	(36)	(1,496)	419	(603)
Other, net	18	(469)	(1,603)	(1,128)
	(1,366)	(2,377)	(7,398)	(2,612)
Cash flows from financing activities				
Deposits	2,675	(2,646)	11,870	(1,226)
Obligations related to				

assets sold under repurchase agreements	141	2,160	4,196	2,658
Obligations related to securities sold short	1,103	91	2,188	1,499
Subordinated debenture repayments	-	(39)	(350)	(64)
Capital stock issued	48	15	78	40
Common shares repurchased for cancellation	(5)	-	(63)	-
Cash dividends paid	(214)	(171)	(413)	(325)
Other, net(1)	660	(228)	1,037	(960)
	4,408	(818)	18,543	1,622
Cash flows from investing activities				
Interest-bearing deposits with banks	823	2,850	(818)	1,344
Investment securities	1,901	(1,078)	449	(1,953)
Loans, excluding securitizations	(6,301)	546	(11,932)	907
Loan securitizations	304	1,265	505	1,273
Land, buildings and equipment, net of disposals	54	(56)	66	(128)
Other, net(2)	(27)	-	(46)	(29)
	(3,246)	3,527	(11,776)	1,414
Effect of exchange rate changes on cash and cash equivalents	(54)	21	(75)	10
Net change in cash and cash equivalents	(258)	353	(706)	434
Cash and cash equivalents, beginning of period	513	815	961	734
Cash and cash equivalents, end of period	$ 255	$ 1,168	$ 255	$ 1,168
Represented by:				
Cash and non-interest-bearing deposits with banks	$ 1,393	$ 1,339		
Cheques and other items in transit, net liability	(1,138)	(171)		
Cash and cash equivalents at end of period	$ 255	$ 1,168		
Cash disbursements for:				
Interest	$ 1,927	$ 3,227	$ 4,129	$ 5,898
Income taxes	278	227	470	517

(1) For the three months and six months ended April 30, 2002, includes $750 from the issuance of Scotia BaTS II, refer to Note 3, below.

(2) For the three months ended April 30, 2002, includes: investment in subsidiaries of $42 (April 30, 2001 - nil), less cash and cash equivalents at the date of acquisition of $15 (April 30, 2001 - nil). For the six months ended April 30, 2002, includes: investment in subsidiaries of $61 (April 30, 2001 - $112), less cash and cash equivalents at the date of acquisition of $15 (April 30, 2001 - $83).

Notes to the Interim Consolidated Financial Statements (Unaudited):

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001, as set out in the 2001 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

1. Goodwill and other intangibles

Effective November 1, 2001, the Bank adopted the new accounting standard for goodwill and other intangible assets as established by The Canadian Institute of Chartered Accountants without restatement of prior periods.

Goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

Intangible assets, other than goodwill, which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.

The Bank is required to complete its initial goodwill impairment review under this new methodology within six months of adoption. The loss resulting from the transitional impairment tests is required to be recognized as a charge to opening retained earnings. Impairment arising subsequent to the transitional impairment tests, as at November 1, 2001, will be recognized in income.

During the first quarter, the Bank completed its transitional goodwill impairment test relating to Scotiabank Quilmes and determined that unamortized goodwill of $76 million as at November 1, 2001, was impaired under the new fair value based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.

In the second quarter, the Bank completed the transitional goodwill impairment tests for its other reporting units and determined that there were no further goodwill impairments.

The Bank has determined that none of its intangible assets other than goodwill have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

Amortization of goodwill for the three months ended April 30, 2001, was $5 million. Had goodwill not been amortized, the basic and diluted earnings per share would have increased by $0.01 and net income would have been $544 million. For the six months ended April 30, 2001, amortization of goodwill was $10 million. Basic and diluted earnings per share would have increased by $0.02 had goodwill not been amortized and accordingly, net income would have been $1,059 million.

2. Segmented results of operations

Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital. Results for these operating segments are presented above.

3. Significant capital transactions

During the first quarter, the Bank announced its intention to conduct a normal course issuer bid to purchase up to 10,000,000 Bank of Nova Scotia common shares, from January 21, 2002. This represents approximately two per cent of the outstanding shares on December 31, 2001. The bid will terminate on January 20, 2003, or earlier date if the Bank completes its purchases. For the six months ended April 30, 2002, 1,300,000 common shares had been repurchased at an average price of $48.59.

During the first quarter, the Bank redeemed $350 million of subordinated debentures (maturity of December 2006, with a net interest rate of 6%).

On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued $750 million of Scotiabank Trust Securities - Series 2002-1 ("Scotia BaTS II") which are included in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

4. Argentina

During the first quarter of 2002, the Bank recorded charges of $540 million (after tax) related to Argentina. These arose from the significant political and economic upheaval, as well as ongoing regulatory changes, in Argentina and consideration of the impact on the Bank's Argentine exposures. These charges, detailed below, continue to represent management's best estimate of the probable losses based upon information available to date.

Share Capital

(thousands of shares)	April 30, 2002
Preferred shares outstanding:	
Series 6	12,000
Series 7	8,000
Series 8	9,000
Series 9	10,000
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250
Series 2000-1 trust securities issued by BNS Capital Trust	500(1)
Series 2002-1 trust securities issued by	

Scotiabank Capital Trust	750(1)
Common shares outstanding	505,267
Outstanding options granted under the Stock Option Plan to purchase common shares	28,025

(1) Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

Further details are available in Notes 12 and 13 of the October 31, 2001, consolidated financial statements presented in the 2001 Annual Report.

Argentina

Cross-border exposures

The cross-border exposures to Argentina as at April 30, 2002, are as follows:

(Unaudited) ($ millions)	
Balances before provisions(1)	
Brady bonds	$ 117
Trade/Interbank	114
Corporate/Other(2)	462
Scotiabank Quilmes - carrying value(3)	92
	785
Total provisions(1)(3)(4)	466
Net cross-border exposure(5)	$ 319

(1) The balances as at April 30, 2002, reflect the effect of the pesofication and other write-downs in Q1, 2002 (pesofication refers to the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).
(2) Includes intercompany exposures of $283.
(3) Both the carrying value of Scotiabank Quilmes and the total provisions were further reduced by the 47% devaluation of the Argentine peso in Q2, 2002.
(4) Includes $78 from the devaluation of the Argentine peso, which was credited to retained earnings in Q2, 2002.
(5) The net cross-border exposure as at January 31, 2002 was $353.

Net impaired loans

Argentine net impaired loans fell quarter-over-quarter primarily due to the 47% devaluation of the Argentine peso, as detailed below:

	As at	
(Unaudited) ($ millions)	April 30 2002	January 31 2002
Gross impaired loans	$ 777	$ 1,130
Allowance for credit losses	445	655

Net impaired loans	$ 332	$ 475

Summary of charges

Information on the charges recorded in prior periods against the Bank's operations in Scotiabank Quilmes and against cross-border risk assets, are provided in the following table:

(Unaudited) ($ millions)	For the three months ended January 31 2002	For the year ended October 31 2001	Total
Provision for credit losses	$ 500(1)	$ 50	$ 550
Other income:			
Loss on securities	20	40	60
Other	87(2)	10	97
	607	100	707
Provision for income taxes	(67)	(38)	(105)
Total	$ 540	$ 62	$ 602

(1) Includes $313 for Scotiabank Quilmes and $187 related to the Bank's cross-border loans.
(2) This charge occurred from pesofication.
>>

Scotiabank's results for Q1, 2002 included charges of $540 million (after tax) to take into account the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank's exposures related to Argentina. Management believes that analysis of the Bank's performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2002

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
Jan. 2	Jan. 29
April 2	April 26
July 2	July 29
Oct. 1	Oct. 29

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Web site

For information relating to Scotiabank and its services, visit us at our web site: http://www.scotiabank.com

Web broadcast

A live audio webcast of the Bank's analyst conference call will begin at 2:15 p.m. EDT on May 28, 2002. As well, media and retail investors will be able to join the conference call by telephone on a listen-only basis by dialing 1-877-823-6611 between 5 and 15 minutes in advance.

A replay of the conference call will be available from May 28 to June 11 by calling (416) 640-1917 and entering the identification code 189283 (number sign).

The webcast will include both audio and slide presentations by Bank executives, and a subsequent question and answer period. For downloading instructions, please click on the Investor Relations area of the Scotiabank web site at www.scotiabank.com. An archived audio webcast will be available on the Investor Relations page for three months.

Forward-looking statements

This report includes forward-looking statements about objectives, strategies and expected financial results. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, economic and financial conditions in Canada and globally, regulatory developments in Canada and elsewhere, technological developments and competition. A substantial amount of the Bank's business involves making loans or otherwise committing its resources to specific large companies, industries or in specific countries or areas of the world. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on such statements. The information contained in this report should be read in conjunction with the more comprehensive information filed by the Bank with the Ontario Securities Commission and with the Securities and Exchange Commission.

General information

Information on your shareholdings and dividends may be obtained by writing to the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo(at)computershare.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza
44 King Street West, Toronto, Ontario,
Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations(at)scotiabank.com

For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff(at)scotiabank.com

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'étiquette d'adresse, afin que nous puissions prendre note du changement.

%SEDAR: 00001289E

-0- 05/28/2002

/For further information: Sabi Marwah, Senior Executive Vice-President and Chief Financial Officer, (416) 866-6808; Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982; Diane Flanagan, Scotiabank Public Affairs, (416) 866-6806/

(BNS.)

CO: Scotiabank
ST: Ontario
IN: FIN
SU: ERN

-30-

CNW 18:37e 27-MAY-02

EXHIBIT 5

Scotiabank reports strong earnings for second quarter

Second quarter highlights compared to the same period a year ago

- Net income of $598 million, up $59 million or 11%
- Earnings per share (diluted) of $1.11, up 10% from $1.01
- ROE 18.3%, up from 17.9%
- Productivity ratio of 54.3%, compared to 53.7%
- Tier 1 capital ratio rose to 9.9%, up 90 basis points

Toronto, May 28, 2002 – Scotiabank reported strong earnings in the second quarter of 2002 with net income of $598 million, 11% higher than the same period a year ago. Earnings per share (diluted) were $1.11, an increase of 10% over the second quarter in 2001. Return on equity was 18.3% in the second quarter, up from the 17.9% recorded last year.

For the six-month period ended April 30, 2002, net income was $650 million, down $399 million, compared to the same period last year. Earnings per share (diluted) were $1.16, versus $1.96, and return on equity was 9.4% compared to 17.4% in 2001. Excluding charges[1] of $540 million (after tax) in the first quarter related to Argentina, net income for the six-month period was $1,190 million, up from $1,049 million. Earnings per share (diluted) were $2.21 compared with $1.96 and ROE was 17.5% versus 17.4%.

"The quarter was marked by double-digit increases in both net income and earnings per share. This growth was attributable to our first-rate execution and an unwavering focus on customer satisfaction," said Peter Godsoe, Chairman and CEO.

"Despite our solid results, we currently face two major challenges. The first is the unprecedented and tragic situation in Argentina. We are only too aware of the extremely difficult personal situations Argentines, including Scotiabank Quilmes employees, are facing. Quilmes continues to work cooperatively with the Argentine authorities to explore all options in order to safeguard the interests of depositors, creditors and employees."

"The second challenge – faced by the entire banking industry – relates to the uneven credit conditions in certain sectors created by the economic slowdown. In response, we are continuing to manage our credit portfolios very closely."

(1) Refer to details of charges related to Argentina on page 15.

Live audio Internet broadcast of the Bank's analysts' conference call. See page 16 for details.

Financial Highlights

(Unaudited)	As at and for the three months ended April 30 2002	January 31 2002 As Reported	January 31 2002 Excluding charges for Argentina(1)	April 30 2001	For the six months ended April 30 2002 As Reported	April 30 2002 Excluding charges for Argentina(1)	April 30 2001
Operating results ($ millions)							
Net interest income (TEB(2))	**1,712**	1,796	1,796	1,584	**3,508**	**3,508**	3,007
Total revenue (TEB(2))	**2,770**	2,665	2,772	2,598	**5,435**	**5,542**	5,035
Provision for credit losses	**350**	850	350	350	**1,200**	**700**	750
Non-interest expenses	**1,505**	1,512	1,512	1,394	**3,017**	**3,017**	2,654
Net income	**598**	52	592	539	**650**	**1,190**	1,049
Operating measures (%)							
Return on equity	**18.3**(3)	0.8	17.3	17.9	**9.4**	**17.5**	17.4
Productivity ratio	**54.3**	56.7	–	53.7	**55.5**	**–**	52.7
Balance sheet information ($ millions)							
Loans and acceptances	**191,407**	187,666	–	184,682			
Total assets	**297,137**	294,508	–	274,944			
Deposits	**195,350**	194,472	–	181,188			
Common shareholders' equity	**13,028**	12,593	–	11,932			
Assets under administration ($ billions)	**150**	147	–	159			
Assets under management ($ billions)	**21**	21	–	18			
Balance sheet measures							
Tier 1 capital ($ millions)	**16,308**	15,129	–	14,383			
Total capital ($ millions)	**21,967**	20,802	–	20,011			
Risk-adjusted assets ($ millions)	**164,538**	164,194	–	160,237			
Tier 1 capital ratio (%)	**9.9**	9.2	–	9.0			
Total capital ratio (%)	**13.4**	12.7	–	12.5			
Specific provision for credit losses as a % of average loans and acceptances	**0.74**	1.77	0.73	0.55	**1.27**	**0.74**	0.73
Common share information							
Per share ($)							
Basic earnings	**1.13**	0.05	1.12	1.02	**1.18**	**2.25**	1.99
Diluted earnings	**1.11**	0.05	1.10	1.01	**1.16**	**2.21**	1.96
Dividends	**0.37**	0.34	–	0.31	**0.71**	**–**	0.59
Book value	**25.78**	25.00	–	23.85			
Share price ($)							
High	**55.88**	50.74	–	47.85	**55.88**	**–**	47.85
Low	**45.20**	44.05	–	37.30	**44.05**	**–**	37.30
Close	**53.95**	48.59	–	38.05			
Shares outstanding (thousands)							
Average (Basic)	**504,338**	504,306	–	499,826	**504,322**	**–**	499,112
Average (Diluted)	**513,342**	513,221	–	507,847	**513,280**	**–**	507,338
End of period	**505,267**	503,701	–	500,366			
Market capitalization ($ billions)	**27.3**	24.5	–	19.0			
Valuation measures							
Dividend yield (%)	**2.9**	2.9	–	2.9	**2.8**	**–**	2.8
Market value to book value multiple	**2.1**	1.9	–	1.6			
Price to earnings multiple (trailing 4 quarters)	**16.3**	15.2	11.4	9.5			

Certain comparative amounts in this quarterly report have been reclassified to conform with current period presentation.

(1) Refer to details of charges related to Argentina, and discussion of earnings measures excluding the Argentine charges, on page 15.

(2) Tax-equivalent basis.

(3) Excluding the effect on equity of the Q1, 2002 charges related to Argentina, the ROE was 17.6%.

Management's Discussion and Analysis

Review of Operating Performance

Revenues

The Bank achieved revenue growth of 7%, compared to the same quarter of last year, driven by its broad business line and geographic diversification.

Net interest income

Net interest income (on a tax-equivalent basis) was $1,712 million this quarter, a solid increase of 8% or $128 million from the second quarter last year. However, there was a decline of $84 million from last quarter, due to three fewer days in the quarter and a decrease in Scotiabank Quilmes, due to the devaluation of the Argentine peso.

Canadian currency interest profits rose to $771 million from $753 million in the same quarter a year ago, as a result of continued growth in consumer lending, especially mortgages and ScotiaLine VISA. These gains were partially offset by a narrowing of the interest rate spread between floating rate assets and non-interest rate sensitive deposits.

Foreign currency interest profits increased to $804 million, up 12% over the prior year. This was mainly due to growth in the Caribbean and Inverlat, and a widening of spreads from lower U.S. dollar funding costs. These were offset in part by a decrease in interest income from Scotiabank Quilmes following the devaluation in Argentina.

The Bank's overall interest margin in the second quarter was 2.34%, unchanged from the same quarter a year ago, and slightly down from 2.41% last quarter.

Other income

Other income in the second quarter rose to $1,058 million, from $1,014 million in the same quarter a year ago, with strength in several areas. Deposit and payment fees increased due to higher credit card revenues. Investment Banking had a strong quarter with revenues just below the high levels achieved in the same quarter last year. Similarly, gains on investment securities in the quarter were fairly sizeable at $102 million, near the record levels recorded last year. Securitization revenues were below last year's, following the decline in securitized assets. This quarter also included $16 million of interest related to the settlement of a prior year tax claim.

Other income rose $189 million quarter over quarter, primarily reflecting higher gains on investment securities. As well, last quarter included charges of $107 million for Argentina.

Expenses

Non-interest expenses remain well controlled. Operating expenses were $1,505 million for the quarter, up $111 million from last year. The main factor was an increase in performance-related compensation of $95 million, primarily from appreciation in the Bank's share price. Another element was higher computer-related expenditures from ongoing investments in technology. Partially offsetting were lower expenses in Scotiabank Quilmes, following the devaluation of the Argentine peso.

Compared to last quarter, there was a modest decline in expenses of $7 million. The Bank's productivity ratio – non-interest expenses as a percentage of total revenues – continues to lead the industry at 54.3% for the quarter.

In the second quarter, the Bank recorded a $21 million reduction to income tax expense related to the settlement of a prior year claim. The Bank's effective tax rate was 24.5% this quarter, in line with the 25.2% last quarter (adjusted for the Argentine charges).

Argentina

Argentina continues to suffer through an economic and political crisis that has resulted in significant negative consequences to the economy, including the financial sector. In late April, Argentine authorities temporarily suspended the operations of Scotiabank Quilmes following the Argentine Central Bank's decision not to provide additional liquidity to Quilmes.

In the second quarter of 2002, on a consolidated basis, these operations had minimal impact on the Bank's net income. This compares to charges of $540 million (after-tax) recorded last quarter. As well, the 47% devaluation of the Argentine peso resulted in a quarter-over-quarter decline in Scotiabank Quilmes's assets of $1 billion to $1.8 billion. We believe that the provisions established to date are adequate to cover probable losses. Given the uncertain economic and financial environment, we continue to monitor the situation carefully.

Credit quality

Provisions for credit losses were $350 million – the same level as last quarter (excluding the $500 million established for Argentine risk). The Bank's portfolios in the retail, commercial and international sectors (excluding Argentina) remain in excellent or stable condition. In Scotia Capital, given the difficult credit conditions in some sectors, provisions remained at the same level as last quarter. This result was achieved despite the rapid deterioration in one large telecommunications account. Looking forward, we expect that the total provisions for credit losses will decline from the levels recorded in the first half of the year (excluding Argentina).

In the quarter, net impaired loans (NILs), after deducting the allowance for credit losses, declined substantially to $515 million, down from $696 million last year and $670 million last quarter. The Argentine NILs fell over 30% during this quarter, mainly due to the further devaluation of the Argentine peso. Excluding Argentina, other NILs fell slightly during this quarter by $12 million to $183 million.

Balance sheet

As at April 30, 2002, total assets were $297 billion, up $22 billion and $3 billion, respectively, as compared to last year and January 31, 2002. The year-over-year growth was attributable to increases of $8 billion in personal lending, principally comprised of domestic residential mortgages and ScotiaLine VISA; $8 billion in trading securities from growth in certain trading businesses; and $4 billion in the investment portfolio, primarily government bonds and treasury bills to take advantage of declining interest rates. These were partially offset by a $2 billion decline following the devaluation of the Argentine peso.

Growth of $14 billion in business and government deposits, along with $1 billion in personal deposits contributed to the year-over-year increase in liabilities. The former arose across all major geographic areas, while personal deposits in Canada benefited from gains in the Bank's Money Master High Interest Savings Account, launched last quarter.

After realizing $102 million of gains this quarter, the Bank's investment securities portfolio continued to have a fairly sizeable surplus of market value over book value of $565 million as at April 30, 2002 (compared to $732 million as at January 31, 2002).

Capital

The Bank's capital ratios continue to be the strongest of the major Canadian banks, with a Tier 1 capital ratio of 9.9%. During the quarter, the Bank further strengthened its capital base through substantial internal capital generation and the issue of $750 million of Scotiabank – Trust Securities ("Scotia BaTS II"). The Scotia BaTS II will be used partially to finance $500 million of redemptions of preferred shares, which mature later this fiscal year.

In the second quarter, total shareholders' equity grew by $435 million to $14.8 billion. As a result, the Bank's Tier 1 capital ratio rose to 9.9%, representing significant growth of 90 basis points from last year and 70 basis points above the prior quarter. The Bank's total capital ratio was 13.4% compared to 12.5% last year and 12.7% in the previous quarter.

Dividend

The Board of Directors, at its meeting on May 28, 2002, approved a quarterly dividend of 37 cents per common share, payable on July 29, 2002, to shareholders of record as of July 2, 2002.

Outlook

Signs of a global economic revival are increasingly evident. Industrial production and trade performance have begun to strengthen in most of the Bank's major markets. Both Canada and the U.S. recorded a solid economic rebound during the quarter after more than a year of soft economic conditions.

Canada is expected to be a G7 growth leader over the balance of 2002 and into next year. The revival in the United States will be a key driver of the economic rebound for Canada and Mexico, given the U.S. market's importance to its NAFTA partners. Stronger U.S. activity should also underpin a broad-based global recovery in 2003.

Inflation and interest rates in Canada and other key markets for the Bank are expected to remain quite low by historical standards, but some upward rate pressure will continue to develop as global activity recovers its momentum.

The diversification of the Bank's earnings, along with the more favourable economic outlook that is starting to emerge, combine to make us confident that we will continue to produce solid results over the balance of 2002. Excluding the impact of the charges related to Argentina last quarter, we expect to achieve our key performance targets.



Peter C. Godsoe
Chairman of the Board and
Chief Executive Officer

Forward-looking statements This report includes forward-looking statements about objectives, strategies and expected financial results. Such forward-looking statements are inherently subject to risks and uncertainties beyond the Bank's control, including, but not limited to, economic and financial conditions in Canada and globally, regulatory developments in Canada and elsewhere, technological developments and competition. A substantial amount of the Bank's business involves making loans or otherwise committing its resources to specific large companies, industries or in specific countries or areas of the world. Unforeseen events affecting such borrowers, industries or countries could have a material adverse effect on the Bank's financial results. These and other factors may cause the Bank's actual performance to differ materially from that contemplated by forward-looking statements, and the reader is therefore cautioned not to place undue reliance on such statements. The information contained in this report should be read in conjunction with the more comprehensive information filed by the Bank with the Ontario Securities Commission and with the Securities and Exchange Commission.

Business Line Results

Domestic Banking

Domestic Banking, which includes wealth management, reported net income of $254 million for the second quarter, a substantial growth of 14% from last year. These strong earnings represented 42% of the Bank's total net income. Quarter over quarter, earnings fell $25 million, primarily due to three fewer days in the second quarter.

Net interest income rose $65 million mainly from a wider retail margin and strong asset growth, particularly in residential mortgages and ScotiaLine VISA.

Other income was up $14 million or 4% year over year, from higher retail, commercial and mutual fund revenues, partly offset by a decline in retail brokerage fees reflecting the slower trading environment. The $10 million decrease from the prior quarter was mainly because of seasonally lower credit card revenues.

Credit quality remained strong in both the Bank's retail and commercial lending portfolios.

Expenses continued to be closely managed and were up less than 2% from last year given the ongoing initiatives to realize efficiencies in the domestic network.

Other highlights for the quarter:

- We continue to offer innovative product solutions to help our customers become better off financially:
  - **Cut Your Closing Costs™ Mortgage** – The Scotia Home Closing Service takes care of all of the details, such as looking after the legal registration and fees, land transfer tax, and other closing costs.
  - **Ultimate Variable Rate Mortgage** – a unique three-year term variable rate mortgage, designed to give customers all the advantages of a floating rate mortgage with the security of a rate cap.
  - **Money Master High Interest Savings Account** – We have seen exceptional growth in savings balances since its launch last November. Over 45,000 Canadians have opened an account and are earning one of the highest interest rates for liquid savings in the market.
- Mutual fund performance continues to be strong. As of March 31, 25 of Scotia Mutual funds were ranked in the 1st or 2nd quartile based on 1-year returns.
- ScotiaMcLeod continued to build its fee-based investment programs with the recent addition of Frank Russell's Sovereign and LifePoints programs. With total assets of more than $175 million during the first six months, Sovereign is ScotiaMcLeod's most successful product launch to date.
- We entered into a new lending referral program with General Electric Company of Canada and Montcap Financial Corporation. This joint-referral program will enable us to provide commercial customers with alternate sources of asset-based financing.
- An independent survey of Canadian commercial business showed that Scotiabank is a leader in customer satisfaction among the major banks. This leadership is also evident in terms of loyalty and value perceptions. As well, we rank highly on customer service delivery by account managers.

Scotia Capital

Scotia Capital reported total revenue of $734 million this quarter, up 7% from last year. However, earnings declined to $120 million due to higher loan loss provisions.

Global Trading revenue rose 23% year over year, driven by strong contributions from the money market, derivative and foreign exchange businesses. As well, underwriting fees reached near-record levels in the quarter.

While provisions for credit losses were about the same level as last quarter, they rose by $116 million over the prior year. Credit conditions in some sectors remained difficult, and this quarter a sizeable provision was established following the rapid deterioration in one telecommunications account.

Operating expenses rose year over year because of higher compensation based on the strong performance of the capital markets group and the appreciation of the Bank's share price.

Other highlights for the quarter:

- We were ranked #2 in syndicated lending in Canada for the first six months of the fiscal year by *Dealogic*.
- Scotia Capital acted as the sole lead manager for the Daimler Chrysler Canada Finance Inc. $600 million medium-term note (MTN), the largest single-tranche MTN issue in Canada this year.
- We acted as the administrative agent and co-lead on an USD$800 million renewal of McCain Foods Limited's corporate lending facilities. As well, Scotia Capital was the lead dealer for the inaugural McCain Finance Canada Limited commercial paper issue.
- During the quarter, Scotia Capital led a number of transactions in the burgeoning income trust market. Highlights include a $245 million secondary offering for Koch Pipelines Canada, L.P. units, and a $151 million IPO for Livingston International Income Fund.

International Banking

International Banking earned $150 million this quarter, compared to a net loss of $365 million last quarter, which included charges of $540 million (after tax) related to Argentina.

Year over year, net income rose slightly. The Caribbean operations provided the largest contribution to divisional earnings with growth of 15% from last year, as assets were up a strong 14%. Asia also showed good revenue growth of 10% as assets increased by $1 billion, offset by higher loan loss provisions, which returned to more normal levels.

In Latin America, Inverlat's earnings continued their upward momentum, with Scotiabank's share rising 47% from last year to $25 million in the second quarter. Contributions from other areas were impacted by lower securities gains, the timing of payments on Brady bonds and lower earnings related to Argentina.

Highlights for the quarter included:

- To support growth in the Caribbean and Central America, we continued to upgrade our technology, implementing a sophisticated loan processing system in our automotive finance centres. We also refined our credit and adjudication policies to enhance risk assessment for retail lending products.
- In Mexico, Scotiabank Inverlat generated growth in areas such as loan syndications and foreign exchange. The corporate and investment banking areas were merged into Scotiabank Inverlat Capital Markets to provide a fully integrated suite of services to corporate customers.
- Scotiabank Inverlat also launched new products and services such as the *Scotia en Linea Empresarial* (Scotia Online for Business) and *Proyecto Novios,* which provides incentives to save for automobile or home purchases, and to qualify for auto loan and mortgage financing, two of Inverlat's key consumer lending products.
- Inverlat introduced the Office of the Ombudsman, a first in the Mexican banking market, demonstrating Inverlat's commitment to being the foremost Mexican bank for customer service.

Other

Other segments earned $74 million this quarter, reflecting a significant contribution from Group Treasury following large gains on the sale of investment securities. As well, this quarter included $31 million (after tax) related to a prior year tax settlement. Last year, there was a loss of $25 million, as $100 million was added to the general provision for credit losses in the second quarter.

Other Initiatives

Electronic commerce

We began piloting two new online services. In March, we were the first of four participating banks to launch e-mail funds transfer, which allows customers of Canadian financial institutions to send and receive funds using software developed by CertaPay. In April, we introduced "View My Bills", a bill presentment service offered by BCE to allow customers to view and pay their bills.

We are also improving customer service, allowing retail clients to apply for selected credit cards by phone and receive real-time approval. A similar process is also available to small business customers applying for POS/VISA merchant service.

Employees

We continue to use technology to provide timely and consistent delivery of human resources services. In Q2, Scotiabank launched online enrollment for its flexible benefits program. Some 75% of employees making a change to their benefit selection chose to enroll online this year.

As well, we are using technology to reach prospective employees. A career information Web site, whatsinitforme, was recognized as Best College Collateral Package by the Employment Management Association. During the first eight months, the site recorded 18,000 visits.

Community involvement

Scotiabank published its first public accountability statement in March, 2002. The 40-page booklet, available from the Public & Corporate Affairs Department or on our Web site, provides detailed information on Scotiabank's social responsibilities.

We continued to host numerous events on behalf of community organizations, such as the "Circle for 2015", which recognized the contribution of Aboriginal people to the Canadian economy.

Some other noteworthy support of charitable causes:

- All commissions generated from institutional equity trades made through Scotia Capital on Feb. 28 – $836,521 – were donated to the Invest in Kids Foundation, dedicated to ensuring the healthy development of children aged five and under.
- Scotiabank donated $300,000 and launched a National Pink Ribbon Campaign in March to support the third World Conference on Breast Cancer.
- The Scotiabank Jamaica Foundation supported the renovation of the Family Life Ministries headquarters, and construction of a new block of three classrooms at Edith Dalton James High School in Kingston.

Milestones

Scotiabank's President, Bruce Birmingham, retired at the end of March after more than 30 years of outstanding service. He will remain a director of Scotiabank, as well as chairman of two major international subsidiaries.

His leadership has been instrumental in driving the significant growth the Bank has achieved over the past three decades. We thank Mr. Birmingham for his tremendous contribution to the success of Scotiabank.

Business Line Highlights

Domestic Banking

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income	**$ 828**	$ 857	$ 763	**$ 1,685**	$ 1,519
Provision for credit losses	**(72)**	(70)	(67)	**(142)**	(137)
Other income	**381**	391	367	**772**	768
Non-interest expenses	**(737)**	(746)	(725)	**(1,483)**	(1,453)
Provision for income taxes	**(146)**	(153)	(115)	**(299)**	(241)
Net income	**$ 254**	$ 279	$ 223	**$ 533**	$ 456
Average assets *($ billions)*	**$ 92**	$ 90	$ 90	**$ 91**	$ 89
Return on equity	**30.3%**	32.9%	27.0%	**31.6%**	27.0%

Scotia Capital

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income	**$ 430**	$ 437	$ 370	**$ 867**	$ 743
Provision for credit losses	**(269)**	(260)	(153)	**(529)**	(445)
Other income	**304**	323	318	**627**	622
Non-interest expenses	**(275)**	(263)	(241)	**(538)**	(462)
Provision for income taxes	**(70)**	(91)	(102)	**(161)**	(146)
Net income	**$ 120**	$ 146	$ 192	**$ 266**	$ 312
Average assets *($ billions)*	**$ 124**	$ 120	$ 117	**$ 123**	$ 115
Return on equity	**9.1%**	10.6%	14.6%	**9.9%**	11.5%

International Banking

(Unaudited) ($ millions) (Tax-equivalent basis)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income	**$ 553**	$ 594	$ 537	**$ 1,147**	$ 905
Provision for credit losses	**(14)**	(525)	(43)	**(539)**	(93)
Other income	**190**	93	190	**283**	326
Non-interest expenses	**(489)**	(510)	(427)	**(999)**	(710)
Provision for income taxes	**(57)**	17	(82)	**(40)**	(124)
Non-controlling interest in net income of subsidiaries	**(33)**	(34)	(26)	**(67)**	(40)
Net income	**$ 150**	$ (365)(1)	$ 149	**$ (215)(1)**	$ 264
Average assets *($ billions)*	**$ 60**	$ 60	$ 51	**$ 60**	$ 42
Return on equity	**18.9%**	(47.0)%(1)	23.0%	**(14.7)%(1)**	21.1%

(1) Excluding charges of $540 (after tax) related to Argentina, earnings for the three months ended January 31, 2002, were $175, (for the six months ended April 30, 2002, $325) and return on equity for the three months ended January 31, 2002, was 21.4% (for the six months ended April 30, 2002, 19.8%).

Other[1]

(Unaudited) ($ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income[2]	**$ (166)**	$ (154)	$ (135)	**$ (320)**	$ (263)
Provision for credit losses	**5**	5	(87)	**10**	(75)
Other income	**183**	62	139	**245**	312
Non-interest expenses	**(4)**	7	(1)	**3**	(29)
Provision for income taxes[2]	**65**	81	67	**146**	90
Non-controlling interest in net income of subsidiaries	**(9)**	(9)	(8)	**(18)**	(18)
Net income	**$ 74**	$ (8)	$ (25)	**$ 66**	$ 17
Average assets *($ billions)*	**$ 24**	$ 26	$ 20	**$ 24**	$ 20

(1) Includes all other smaller operating segments and corporate adjustments, such as the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes, increases in the general provision, differences in the actual amount of costs incurred and charged to the operating segments, and the impact of securitizations.

(2) Includes the elimination of the tax-exempt income gross-up reported in net interest income and provision for income taxes for the three months ended April 30, 2002 ($67), January 31, 2002 ($62) and April 30, 2001 ($49), and for the six months ended April 30, 2002 ($129) and April 30, 2001 ($103).

Total

(Unaudited) ($ millions)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net interest income	**$ 1,645**	$ 1,734	$ 1,535	**$ 3,379**	$ 2,904
Provision for credit losses	**(350)**	(850)	(350)	**(1,200)**	(750)
Other income	**1,058**	869	1,014	**1,927**	2,028
Non-interest expenses	**(1,505)**	(1,512)	(1,394)	**(3,017)**	(2,654)
Provision for income taxes	**(208)**	(146)	(232)	**(354)**	(421)
Non-controlling interest in net income of subsidiaries	**(42)**	(43)	(34)	**(85)**	(58)
Net income	**$ 598**	$ 52	$ 539	**$ 650**	$ 1,049
Average assets *($ billions)*	**$ 300**	$ 296	$ 278	**$ 298**	$ 266
Return on equity	**18.3%**	0.8%	17.9%	**9.4%**	17.4%

Geographic Highlights

(Unaudited)	For the three months ended April 30 2002	January 31 2002	April 30 2001	For the six months ended April 30 2002	April 30 2001
Net income *($ millions)*					
Canada	**$ 424**	$ 435	$ 357	**$ 859**	$ 725
United States	**(24)**	(53)	74	**(77)**	84
Other international	**200**	(294)	189	**(94)**	351
Corporate adjustments	**(2)**	(36)	(81)	**(38)**	(111)
	$ 598	$ 52	$ 539	**$ 650**	$ 1,049
Average assets *($ billions)*					
Canada	**$ 162**	$ 161	$ 151	**$ 161**	$ 150
United States	**47**	44	46	**46**	45
Other international	**85**	84	76	**85**	66
Corporate adjustments	**6**	7	5	**6**	5
	$ 300	$ 296	$ 278	**$ 298**	$ 266

Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) *($ millions except per share amounts)*	For the three months ended **April 30 2002**	January 31 2002	April 30 2001	For the six months ended **April 30 2002**	April 30 2001
Interest income					
Loans	**$ 2,505**	$ 2,765	$ 3,403	**$ 5,270**	$ 6,730
Securities	**739**	795	762	**1,534**	1,387
Deposits with banks	**139**	162	252	**301**	498
	3,383	3,722	4,417	**7,105**	8,615
Interest expense					
Deposits	**1,284**	1,530	2,202	**2,814**	4,445
Subordinated debentures	**49**	52	80	**101**	166
Other	**405**	406	600	**811**	1,100
	1,738	1,988	2,882	**3,726**	5,711
Net interest income	**1,645**	1,734	1,535	**3,379**	2,904
Provision for credit losses	**350**	850	350	**1,200**	750
Net interest income after provision for credit losses	**1,295**	884	1,185	**2,179**	2,154
Other income					
Deposit, payment and card services	**199**	215	184	**414**	354
Investment, brokerage and trust services	**172**	160	170	**332**	324
Credit fees	**163**	166	152	**329**	323
Investment banking	**263**	290	266	**553**	530
Net gain (loss) on investment securities	**102**	(12)	109	**90**	182
Securitization revenues	**25**	37	49	**62**	131
Other	**134**	13	84	**147**	184
	1,058	869	1,014	**1,927**	2,028
Net interest and other income	**2,353**	1,753	2,199	**4,106**	4,182
Non-interest expenses					
Salaries and staff benefits	**880**	874	772	**1,754**	1,504
Premises and technology	**298**	295	290	**593**	551
Communications and marketing	**126**	123	130	**245**	230
Other	**201**	220	202	**425**	369
	1,505	1,512	1,394	**3,017**	2,654
Income before the undernoted	**848**	241	805	**1,089**	1,528
Provision for income taxes	**208**	146	232	**354**	421
Non-controlling interest in net income of subsidiaries	**42**	43	34	**85**	58
Net income	**$ 598**	$ 52	$ 539	**$ 650**	$ 1,049
Preferred dividends paid	**$ 27**	$ 27	$ 27	**$ 54**	$ 54
Net income available to common shareholders	**$ 571**	$ 25	$ 512	**$ 596**	$ 995
Average number of common shares outstanding (thousands)					
Basic	**504,338**	504,306	499,826	**504,322**	499,112
Diluted	**513,342**	513,221	507,847	**513,280**	507,338
Net income per common share					
Basic	**$ 1.13**	$ 0.05	$ 1.02	**$ 1.18**	$ 1.99
Diluted	**$ 1.11**	$ 0.05	$ 1.01	**$ 1.16**	$ 1.96

Consolidated Balance Sheet

(Unaudited) ($ millions)	As at April 30 2002	January 31 2002	October 31 2001	April 30 2001
Assets				
Cash resources				
Cash and non-interest-bearing deposits with banks	**$ 1,393**	$ 1,480	$ 1,535	$ 1,339
Interest-bearing deposits with banks	**17,352**	18,323	16,897	16,836
Precious metals	**2,106**	1,741	1,728	1,106
	20,851	21,544	20,160	19,281
Securities				
Investment	**25,484**	27,111	25,450	21,796
Trading	**35,741**	33,757	27,834	27,702
	61,225	60,868	53,284	49,498
Loans				
Residential mortgages	**54,995**	53,591	52,592	50,743
Personal and credit cards	**21,187**	20,547	20,116	17,845
Business and governments	**80,854**	78,446	79,461	80,208
Assets purchased under resale agreements	**30,481**	31,329	27,499	30,150
	187,517	183,913	179,668	178,946
Allowance for credit losses	**4,427**	4,925	4,236	4,058
	183,090	178,988	175,432	174,888
Other				
Customers' liability under acceptances	**8,317**	8,678	9,301	9,794
Land, buildings and equipment, net	**2,158**	2,253	2,325	1,927
Trading derivatives' market valuation	**12,553**	12,970	15,886	10,173
Goodwill	**360**	340	400	349
Other intangibles	**320**	327	334	329
Other assets	**8,263**	8,540	7,303	8,705
	31,971	33,108	35,549	31,277
	$ 297,137	$ 294,508	$ 284,425	$ 274,944
Liabilities and Shareholders' Equity				
Deposits				
Personal	**$ 76,146**	$ 76,008	$ 75,573	$ 75,102
Business and governments	**93,440**	90,479	80,810	79,921
Banks	**25,764**	27,985	29,812	26,165
	195,350	194,472	186,195	181,188
Other				
Acceptances	**8,317**	8,678	9,301	9,794
Obligations related to assets sold under repurchase agreements	**34,324**	34,754	30,627	33,583
Obligations related to securities sold short	**8,615**	7,527	6,442	5,796
Trading derivatives' market valuation	**12,547**	12,991	15,453	10,052
Other liabilities	**16,346**	15,625	15,369	14,475
Non-controlling interest in subsidiaries	**1,865**	1,101	1,086	1,025
	82,014	80,676	78,278	74,725
Subordinated debentures	**4,970**	4,992	5,344	5,324
Shareholders' Equity				
Preferred shares	**1,775**	1,775	1,775	1,775
Common shares	**2,991**	2,943	2,920	2,829
Retained earnings	**10,037**	9,650	9,913	9,103
	14,803	14,368	14,608	13,707
	$ 297,137	$ 294,508	$ 284,425	$ 274,944

Consolidated Statement of Changes in Shareholders' Equity

(Unaudited) ($ millions)	For the six months ended **April 30 2002**	April 30 2001
Preferred shares		
Bank	**$ 1,525**	$ 1,525
Scotia Mortgage Investment Corporation	**250**	250
Total preferred shares	**1,775**	1,775
Common shares		
Balance at beginning of period	**2,920**	2,765
Issued	**79**	64
Repurchased for cancellation	**(8)**	–
Balance at end of period	**2,991**	2,829
Retained earnings		
Balance at beginning of period	**9,913**	8,435
Cumulative effect of adoption of new accounting standards	**(76)**[1]	(39)
	9,837	8,396
Net income	**650**	1,049
Dividends: Preferred	**(54)**	(54)
Common	**(358)**	(295)
Net unrealized foreign exchange gains and losses, and other	**18**	7
Premium over book value on common shares repurchased for cancellation	**(56)**	–
Balance at end of period	**10,037**	9,103
Shareholders' equity at end of period	**$ 14,803**	$ 13,707

(1) Refer to Note 1, page 13.

Condensed Consolidated Statement of Cash Flows

Sources and (uses) of cash flows (Unaudited) ($ millions)	For the three months ended **April 30 2002**	For the three months ended April 30 2001	For the six months ended **April 30 2002**	For the six months ended April 30 2001
Cash flows from operating activities				
Net income	**$ 598**	$ 539	**$ 650**	$ 1,049
Adjustments to net income to determine net cash flows	**289**	407	**1,223**	897
Trading securities	**(2,235)**	(1,358)	**(8,087)**	(2,827)
Trading derivatives' market valuation, net	**(36)**	(1,496)	**419**	(603)
Other, net	**18**	(469)	**(1,603)**	(1,128)
	(1,366)	(2,377)	**(7,398)**	(2,612)
Cash flows from financing activities				
Deposits	**2,675**	(2,646)	**11,870**	(1,226)
Obligations related to assets sold under repurchase agreements	**141**	2,160	**4,196**	2,658
Obligations related to securities sold short	**1,103**	91	**2,188**	1,499
Subordinated debenture repayments	**–**	(39)	**(350)**	(64)
Capital stock issued	**48**	15	**78**	40
Common shares repurchased for cancellation	**(5)**	–	**(63)**	–
Cash dividends paid	**(214)**	(171)	**(413)**	(325)
Other, net(1)	**660**	(228)	**1,037**	(960)
	4,408	(818)	**18,543**	1,622
Cash flows from investing activities				
Interest-bearing deposits with banks	**823**	2,850	**(818)**	1,344
Investment securities	**1,901**	(1,078)	**449**	(1,953)
Loans, excluding securitizations	**(6,301)**	546	**(11,932)**	907
Loan securitizations	**304**	1,265	**505**	1,273
Land, buildings and equipment, net of disposals	**54**	(56)	**66**	(128)
Other, net(2)	**(27)**	–	**(46)**	(29)
	(3,246)	3,527	**(11,776)**	1,414
Effect of exchange rate changes on cash and cash equivalents	**(54)**	21	**(75)**	10
Net change in cash and cash equivalents	**(258)**	353	**(706)**	434
Cash and cash equivalents, beginning of period	**513**	815	**961**	734
Cash and cash equivalents, end of period	**$ 255**	$ 1,168	**$ 255**	$ 1,168
Represented by:				
Cash and non-interest-bearing deposits with banks	**$ 1,393**	$ 1,339		
Cheques and other items in transit, net liability	**(1,138)**	(171)		
Cash and cash equivalents at end of period	**$ 255**	$ 1,168		
Cash disbursements for:				
Interest	**$ 1,927**	$ 3,227	**$ 4,129**	$ 5,898
Income taxes	**278**	227	**470**	517

(1) For the three months and six months ended April 30, 2002, includes $750 from the issuance of Scotia BaTS II, refer to Note 3, page 13.

(2) For the three months ended April 30, 2002, includes: investment in subsidiaries of $42 (April 30, 2001 – nil), less cash and cash equivalents at the date of acquisition of $15 (April 30, 2001 – nil). For the six months ended April 30, 2002, includes: investment in subsidiaries of $61 (April 30, 2001 – $112), less cash and cash equivalents at the date of acquisition of $15 (April 30, 2001 – $83).

Notes to the Interim Consolidated Financial Statements *(Unaudited)*:

These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly, should be read in conjunction with the consolidated financial statements for the year ended October 31, 2001, as set out in the 2001 Annual Report. The accounting policies used in the preparation of these interim consolidated financial statements are consistent with the accounting policies used in the Bank's year-end audited consolidated financial statements, except as discussed in Note 1.

1. **Goodwill and other intangibles**

   Effective November 1, 2001, the Bank adopted the new accounting standard for goodwill and other intangible assets as established by The Canadian Institute of Chartered Accountants without restatement of prior periods.

   Goodwill and intangible assets with indefinite useful lives are no longer amortized but are subject to impairment tests on at least an annual basis. Goodwill is allocated to reporting units and any potential goodwill impairment is identified by comparing the carrying value of a reporting unit with its fair value. If any potential impairment is indicated, then it is quantified by comparing the carrying value of goodwill to its fair value, based on the fair value of the assets and liabilities of the reporting unit.

   Intangible assets, other than goodwill, which do not have indefinite lives are amortized over their useful lives. These intangible assets are subject to an annual impairment test comparing carrying values to net recoverable amounts.

   The Bank is required to complete its initial goodwill impairment review under this new methodology within six months of adoption. The loss resulting from the transitional impairment tests is required to be recognized as a charge to opening retained earnings. Impairment arising subsequent to the transitional impairment tests, as at November 1, 2001, will be recognized in income.

   During the first quarter, the Bank completed its transitional goodwill impairment test relating to Scotiabank Quilmes and determined that unamortized goodwill of $76 million as at November 1, 2001, was impaired under the new fair value based impairment methodology. This amount was charged to opening retained earnings with a corresponding reduction in goodwill.

   In the second quarter, the Bank completed the transitional goodwill impairment tests for its other reporting units and determined that there were no further goodwill impairments.

   The Bank has determined that none of its intangible assets other than goodwill have indefinite lives and, accordingly, continues to amortize such intangible assets over their estimated useful lives.

   Amortization of goodwill for the three months ended April 30, 2001, was $5 million. Had goodwill not been amortized, the basic and diluted earnings per share would have increased by $0.01 and net income would have been $544 million. For the six months ended April 30, 2001, amortization of goodwill was $10 million. Basic and diluted earnings per share would have increased by $0.02 had goodwill not been amortized and accordingly, net income would have been $1,059 million.

2. **Segmented results of operations**

   Scotiabank is a diversified financial services institution that provides a wide range of financial products and services to retail, commercial and corporate customers around the world. The Bank is organized into three main operating segments: Domestic Banking, International Banking, and Scotia Capital. Results for these operating segments are presented on pages 7 and 8.

3. **Significant capital transactions**

   During the first quarter, the Bank announced its intention to conduct a normal course issuer bid to purchase up to 10,000,000 Bank of Nova Scotia common shares, from January 21, 2002. This represents approximately two per cent of the outstanding shares on December 31, 2001. The bid will terminate on January 20, 2003, or earlier date if the Bank completes its purchases. For the six months ended April 30, 2002, 1,300,000 common shares had been repurchased at an average price of $48.59.

   During the first quarter, the Bank redeemed $350 million of subordinated debentures (maturity of December 2006, with a net interest rate of 6%).

On April 30, 2002, Scotiabank Capital Trust, a wholly-owned open-end trust, issued $750 million of Scotiabank Trust Securities – Series 2002-1 ("Scotia BaTS II") which are included in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

4. Argentina

During the first quarter of 2002, the Bank recorded charges of $540 million (after tax) related to Argentina. These arose from the significant political and economic upheaval, as well as ongoing regulatory changes, in Argentina and consideration of the impact on the Bank's Argentine exposures. These charges, detailed on page 15, continue to represent management's best estimate of the probable losses based upon information available to date.

Share Capital

(thousands of shares)	**April 30, 2002**
Preferred shares outstanding:	
Series 6	12,000
Series 7	8,000
Series 8	9,000
Series 9	10,000
Series 11	9,993
Series 12	12,000
Class A preferred shares issued by Scotia Mortgage Investment Corporation	250
Series 2000-1 trust securities issued by BNS Capital Trust	500(1)
Series 2002-1 trust securities issued by Scotiabank Capital Trust	750(1)
Common shares outstanding	505,267
Outstanding options granted under the Stock Option Plan to purchase common shares	28,025

(1) Reported in non-controlling interest in subsidiaries in the Consolidated Balance Sheet.

Further details are available in Notes 12 and 13 of the October 31, 2001, consolidated financial statements presented in the 2001 Annual Report.

Argentina

Cross-border exposures

The cross-border exposures to Argentina as at April 30, 2002, are as follows:

(Unaudited) ($ millions)		
Balances before provisions[1]		
Brady bonds	$	117
Trade/Interbank		114
Corporate/Other[2]		462
Scotiabank Quilmes – carrying value[3]		92
		785
Total provisions[1][3][4]		466
Net cross-border exposure[5]	**$**	**319**

(1) *The balances as at April 30, 2002, reflect the effect of the pesofication and other write-downs in Q1, 2002 (pesofication refers to the impact of converting U.S. dollar-denominated assets and liabilities to Argentine pesos at different and non-market rates, as mandated by the Argentine government).*

(2) *Includes intercompany exposures of $283.*

(3) *Both the carrying value of Scotiabank Quilmes and the total provisions were further reduced by the 47% devaluation of the Argentine peso in Q2, 2002.*

(4) *Includes $78 from the devaluation of the Argentine peso, which was credited to retained earnings in Q2, 2002.*

(5) *The net cross-border exposure as at January 31, 2002 was $353.*

Net impaired loans

Argentine net impaired loans fell quarter-over-quarter primarily due to the 47% devaluation of the Argentine peso, as detailed below:

	As at			
(Unaudited) ($ millions)		April 30 2002		January 31 2002
Gross impaired loans	$	777	$	1,130
Allowance for credit losses		445		655
Net impaired loans	**$**	**332**	**$**	**475**

Summary of charges

Information on the charges recorded in prior periods against the Bank's operations in Scotiabank Quilmes and against cross-border risk assets, are provided in the following table:

(Unaudited) ($ millions)		For the three months ended January 31 2002		For the year ended October 31 2001		Total
Provision for credit losses	$	500[1]	$	50	$	550
Other income:						
Loss on securities		20		40		60
Other		87[2]		10		97
		607		**100**		**707**
Provision for income taxes		(67)		(38)		(105)
Total	**$**	**540**	**$**	**62**	**$**	**602**

(1) *Includes $313 for Scotiabank Quilmes and $187 related to the Bank's cross-border loans.*

(2) *This charge occurred from pesofication.*

Scotiabank's results for Q1, 2002 included charges of $540 million (after tax) to take into account the extraordinary political and economic crisis in Argentina and the effect that this had on the Bank's exposures related to Argentina. Management believes that analysis of the Bank's performance is enhanced by the exclusion of these charges because of their aggregate size and nature. This approach identifies underlying earnings and provides for more meaningful comparisons of year-over-year and quarter-over-quarter results. However, securities regulators require that corporations advise readers that earnings have been adjusted from those reported under generally accepted accounting principles, and therefore may not be comparable to underlying earnings measures used by other companies.

Shareholder & Investor Information

Direct deposit service

Shareholders may have dividends deposited directly into accounts held at financial institutions which are members of the Canadian Payments Association. To arrange direct deposit service, please write to the transfer agent.

Dividend and Share Purchase Plan

Scotiabank's dividend reinvestment and share purchase plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage or administrative fees.

As well, eligible shareholders may invest up to $20,000 each fiscal year to purchase additional common shares of the Bank. Debenture holders may apply interest on fully registered Bank subordinated debentures to purchase additional common shares. All administrative costs of the plan are paid by the Bank.

For more information on participation in the plan, please contact the transfer agent.

Dividend dates for 2002

Record and payment dates for common and preferred shares, subject to approval by the Board of Directors.

Record Date	Payment Date
Jan. 2	Jan. 29
April 2	April 26
July 2	July 29
Oct. 1	Oct. 29

Duplicated communication

If your shareholdings are registered under more than one name or address, multiple mailings will result. To eliminate this duplication, please write to the transfer agent to combine the accounts.

Web site

For information relating to Scotiabank and its services, visit us at our web site:
http://www.scotiabank.com

Web broadcast

A live audio webcast of the Bank's analyst conference call will begin at 2:15 p.m. EDT on May 28, 2002. As well, media and retail investors will be able to join the conference call by telephone on a listen-only basis by dialing 1-877-823-6611 between 5 and 15 minutes in advance.

A replay of the conference call will be available from May 28 to June 11 by calling (416) 640-1917 and entering the identification code 189283#.

The webcast will include both audio and slide presentations by Bank executives, and a subsequent question and answer period. For downloading instructions, please click on the Investor Relations area of the Scotiabank web site at www.scotiabank.com. An archived audio webcast will be available on the Investor Relations page for three months.

General information

Information on your shareholdings and dividends may be obtained by writing to the Bank's transfer agent:

Computershare Trust Company of Canada
100 University Ave., 9th Floor
Toronto, Ontario, Canada M5J 2Y1
Telephone: (416) 981-9633; 1-800-663-9097
Fax: (416) 981-9507
E-mail: caregistryinfo@computershare.com

Financial analysts, portfolio managers and other investors requiring financial information, please contact Investor Relations, Finance Department:

Scotiabank
Scotia Plaza
44 King Street West, Toronto, Ontario,
Canada M5H 1H1
Telephone: (416) 866-5982
Fax: (416) 866-7867
E-mail: investor.relations@scotiabank.com

For other information and for media inquiries, please contact the Public and Corporate Affairs Department at the above address.

Telephone: (416) 866-3925
Fax: (416) 866-4988
E-mail: corpaff@scotiabank.com

The Bank of Nova Scotia is incorporated in Canada with limited liability.

Le Rapport annuel et les états financiers périodiques de la Banque sont publiés en français et en anglais et distribués aux actionnaires dans la version de leur choix. Si vous préférez que la documentation vous concernant vous soit adressée en français, veuillez en informer le Service des relations publiques de la Banque Scotia, Scotia Plaza, 44, rue King Ouest, Toronto (Ontario), Canada M5H 1H1, en joignant, si possible l'étiquette d'adresse, afin que nous puissions prendre note du changement.

Scotiabank™